Upper Health Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2022

Upper Health Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Credit Card	14,930.62
Investment (0505) - 1	6,697.74
Marketing	
Marketing Services	350.00
Total Marketing	**350.00**
Operating (0484) - 1	4,867.27
Software Development	56,727.75
Wire (0492) - 1	52.00
Total Bank Accounts	**$83,625.38**
Total Current Assets	**$83,625.38**
TOTAL ASSETS	**$83,625.38**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX	-2,242.70
Total Credit Cards	**$ -2,242.70**
Other Current Liabilities	
Payroll wages and tax to pay	
Provider Services	-10,969.57
Total Payroll wages and tax to pay	**-10,969.57**
Total Other Current Liabilities	**$ -10,969.57**
Total Current Liabilities	**$ -13,212.27**
Total Liabilities	**$ -13,212.27**
Equity	
Common stock	65,000.00
Opening balance equity	36,530.46
Retained Earnings	-11,348.15
Net Income	6,655.34
Total Equity	**$96,837.65**
TOTAL LIABILITIES AND EQUITY	**$83,625.38**

Upper Health Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Credit Card	14,930.62
Investment (0505) - 1	6,691.49
Marketing	
Marketing Services	350.00
Total Marketing	**350.00**
Operating (0484) - 1	3,116.60
Software Development	56,727.75
Wire (0492) - 1	52.00
Total Bank Accounts	**$81,868.46**
Total Current Assets	**$81,868.46**
TOTAL ASSETS	**$81,868.46**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX	-2,242.70
Total Credit Cards	**$ -2,242.70**
Other Current Liabilities	
Payroll wages and tax to pay	
Provider Services	-6,071.15
Total Payroll wages and tax to pay	**-6,071.15**
Total Other Current Liabilities	**$ -6,071.15**
Total Current Liabilities	**$ -8,313.85**
Total Liabilities	**$ -8,313.85**
Equity	
Common stock	65,000.00
Opening balance equity	36,530.46
Retained Earnings	
Net Income	-11,348.15
Total Equity	**$90,182.31**
TOTAL LIABILITIES AND EQUITY	**$81,868.46**

Upper Health Inc.

Profit and Loss
January - December 2023

	TOTAL
Income	
Sales	6,024.64
Total Income	**$6,024.64**
GROSS PROFIT	**$6,024.64**
Expenses	
General business expenses	
Bank fees & service charges	168.50
Total General business expenses	**168.50**
Legal & accounting services	
Legal Fees	-799.20
Total Legal & accounting services	**-799.20**
Total Expenses	**$ -630.70**
NET OPERATING INCOME	**$6,655.34**
NET INCOME	**$6,655.34**

Upper Health Inc.

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales	9,309.53
Services	-454.80
Total Income	**$8,854.73**
GROSS PROFIT	**$8,854.73**
Expenses	
Business licenses	1,958.25
General business expenses	
Bank fees & service charges	477.00
Total General business expenses	**477.00**
Insurance	975.00
Legal & accounting services	
Legal Fees	16,745.33
Total Legal & accounting services	**16,745.33**
Office expenses	
Office supplies	47.30
Total Office expenses	**47.30**
Total Expenses	**$20,202.88**
NET OPERATING INCOME	**$ -11,348.15**
NET INCOME	**$ -11,348.15**

Upper Health Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	6,655.34
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Payroll wages and tax to pay:Provider Services	-4,898.42
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-4,898.42**
Net cash provided by operating activities	**$1,756.92**
NET CASH INCREASE FOR PERIOD	**$1,756.92**
Cash at beginning of period	81,868.46
CASH AT END OF PERIOD	**$83,625.38**

Upper Health Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-11,348.15
Adjustments to reconcile Net Income to Net Cash provided by operations:	
AMEX	-2,242.70
Payroll wages and tax to pay:Provider Services	-6,071.15
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-8,313.85**
Net cash provided by operating activities	**$ -19,662.00**
FINANCING ACTIVITIES	
Common stock	65,000.00
Opening balance equity	36,530.46
Net cash provided by financing activities	**$101,530.46**
NET CASH INCREASE FOR PERIOD	**$81,868.46**
CASH AT END OF PERIOD	**$81,868.46**


Upper Health Inc.
Statement of Changes in Equity


Account	2023	2022
Common Stock	65,000.00	65,000.00
Opening Balance Equity	36,530.46	36,530.46
Retained Earnings	(11,348.15)	-
Net Income	6,655.34	(11,348.15)
Total Equity	96,837.65	90,182.31

Upper Health Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2022
$USD

1. ORGANIZATION AND PURPOSE

Upper Health Inc. (the "Company") is a corporation organized on April 26, 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.